EXHIBIT 99.1

Brookfield Corporation Announces Results of Conversion of its Series 32 Preferred Shares

BROOKFIELD, NEWS, Sept. 22, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced that after having taken into account all election notices received by the deadline for the conversion of its Cumulative Class A Preference Shares, Series 32 (the “Series 32 Shares”) (TSX: BN.PF.A) into Cumulative Class A Preference Shares, Series 33 (the “Series 33 Shares”), there were 177,688 Series 32 Shares tendered for conversion, which is less than the one million shares required to give effect to conversion into Series 33 Shares. Accordingly, there will be no conversion of Series 32 Shares into Series 33 Shares and holders of Series 32 Shares will retain their Series 32 Shares.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com